# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973204
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying South Rd, Jiuxianqiao, Chaoyang District, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 10/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 2,432,016; shared voting power 0; sole dispositive power 2,432,016; shared dispositive power 0; aggregate amount beneficially owned 2,432,016 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, Block B, Xinhua Technology Bldg, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,432,016

The amounts in Row (5), (7) and (9) include 1,278,516 Class A Ordinary Shares and 1,153,500 Pre-Funded Warrants to purchase Class A Ordinary Shares. The amounts do not include 105,297 Pre-Funded Warrants to purchase Class A Ordinary Shares, 2,537,313 Series A Warrants to purchase Class A Ordinary Shares and 2,537,313 Series B Warrants to purchase Class A Ordinary Shares, each of which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 24,322,133 Class A Ordinary Shares outstanding after the offering, based on the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on October 2, 2025.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 2,432,016
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,432,016
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (10/09/2025)